

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

October 11, 2005

<u>By Facsimile and U.S. Mail</u>

Steven Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

      Re: **Vesta Insurance Group, Inc.**
                Revised Preliminary Proxy Statement on Schedule 14A
                Filed by Newcastle Partners, L.P., Newcastle Capital Management, L.P.,
                    Newcastle Capital Group, L.L.C., Mark E. Schwarz, James C.
                    Epstein, Mark J. Morrison and Steven J. Pully
                Filed October 5, 2005

Dear Mr. Wolosky:

We have the following comments on the above-referenced filing:

<u>General</u>

1. Please refer to comment 2 of our July 22, 2005 letter, which addresses your reliance on information to be supplied by Vesta. Please tell us your plans for distributing this proxy statement if the company has not filed its proxy. In addition, tell us your plans should the company file a proxy statement that solicits votes on additional or different matters. For example, what will be the effect if the company does not include proposal two on its proxy card? We are concerned with the possibility of partial revocation of proxies under state law. Please provide us your analysis in this regard.

2. Please confirm, if true, that you have disclosed all members of your group and all participants in this proxy solicitation. See Rule 13d-5(b)(1) and Instruction 3 to Item 4 of Schedule 14A.

<u>Vesta's poison pill entrenches the Vesta Board and management, page 7</u>

3. Please revise this section to clarify, if true, that the board is not required to seek shareholder approval to adopt a shareholder rights plan. Revise the next section to clarify that the third bullet point again discusses a shareholder rights plan, rather than an additional anti-takeover device. Balance the disclosure of the negative effects of anti-takeover devices with a discussion of the possible benefits of these provisions.

We believe Vesta's dismal financial performance demonstrates . . . . page 8

4. On page 8 you state that "Vesta's financial results over the past several years have been a disappointment to Newcastle Partners, and it believes, to many other Vesta stockholders." This statement implies that Newcastle Partners has been a stockholder of Vesta "over the past several years." As it appears the participants have purchased their shares this year, this and similar statements should be removed or clarified.

The Nominees, page 10

5. Clarify for us, with a view toward disclosure, whether Mr. Pully, if he is elected as a director of Vesta, may have conflicts of interest arising from his position as President of Newcastle Management, where it appears that Newcastle has an interest in another Texas insurance company. See Item 5(b)(1) of Schedule 14A.

Proposal No. 2 – Reimbursement of Proxy Solicitation Expenses of Newcastle Partners, page 12

6. Please refer to comment 2. Revise proposal 2 on the form of proxy to clarify that it is a recommendation and the outcome of the vote on this proposal is not binding on the board.

Legal Proceedings, page 19

7. Refer to prior comment 3. Please revise this entire section to reflect the current status of all litigation discussed here. For example, we note that you discuss a hearing scheduled for September 14, 2005, but you have not revised the document to state whether it took place, and if so, the outcome. In addition, tell us whether you believe the outcome of the Florida litigation will be known prior to the mailing of these materials or, if not then, prior to the meeting date. Furthermore, it appears you should revise the filing to highlight the risk that your purchases may be found to be void under Florida law. Please provide us your analysis of the effect of such a finding on your solicitation. For example, would security holders returning your proxy be disenfranchised if your purchases are declared void? Would or could you continue your solicitation?

Supplemental Materials

8. Refer to comment 4. Please provide us an additional copy of pages 4, 11 and 15 of Vesta's "Motion for Preliminary Injunction and Memorandum in Support Thereof," filed September 19, 2005. Also provide us an additional copy of pages 4 and 8 of Vesta's Verified Complaint for Declaratory Judgment and Injunctive Relief," dated August 11, 2005. Our copies are incomplete.

* * *

Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If you do not agree with a comment, please tell us why in your response. Please note that Rule 14a-6(h) requires you to filed revised preliminary proxy materials that are marked to show changes. Direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.

Sincerely,



Abby Adams
Special Counsel
Office of Mergers and Acquisitions